Exhibit (a)(1)(ii)

AB PRIVATE LENDING FUND

c/o AB Private Credit Investors LLC

405 Colorado Street, Suite 1500

Austin, TX 78701

Offer to Purchase Up to 330,214

Common Shares of Beneficial Interest

Dated September 28, 2026

The Offer and Withdrawal Rights Will Expire at

11:59 p.m., Eastern Time, on October 29, 2026,

Unless the Offer is Extended

To the Shareholders of AB Private Lending Fund:

Subject to the terms and conditions set forth in this offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which together with this Offer to Purchase and any amendments or supplements thereto constitutes the “Offer”), AB Private Lending Fund, a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”), and is organized as a Delaware statutory trust (the “Fund”), is offering to purchase up to 330,214 of its outstanding Class I common shares of beneficial interest (the “Class I Shares”), Class D common shares of beneficial interest (the “Class D Shares”) and Class S common shares of beneficial interest (the “Class S Shares” and together with the Class I Shares and the Class D Shares, the “Shares”) pursuant to tenders by shareholders of the Fund (“Shareholders”) at a price equal to the net asset value per Share as of September 30, 2026 or a later date determined by the Fund if the Offer is extended (the “Valuation Date”). This Offer is currently scheduled to expire at 11:59 p.m., Eastern Time, on October 29, 2026 (the “Expiration Date”), but the Fund may extend this date; if it does, the Valuation Date may be changed. This Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. The Shares are not traded on any established trading market.

Shareholders should be aware that, if you tender Shares pursuant to the Offer, your tendered Shares will not be entitled to receive, with respect to tendered Shares that are accepted for repurchase by the Fund, any Fund dividend or distribution with a record date occurring after the Valuation Date.

Shareholders should also realize that the value of the Shares tendered in this Offer will likely change between the most recent time that net asset value was calculated and communicated to them and the Valuation Date (the relevant date for determining the value of the Shares tendered to the Fund for purposes of calculating the purchase price of such Shares) and such change could be material. The Fund generally determines the net asset value of the Shares as of the last calendar day of each month within 20 business days after the first calendar day of the following month. The most recently calculated price per Share for each class of the Shares is $24.64 as of August 31, 2026. Shareholders should keep in mind that if they tender Shares in a tender offer with a Valuation Date that is within the 12-month period following the initial issue date of the Shares being tendered, such Shares will be subject to an “early repurchase deduction” (described further below) of 2% of the aggregate net asset value of the Shares repurchased, except as described below. The early repurchase deduction will reduce the repurchase proceeds. For illustrative purposes, a Shareholder that acquires Shares prior to October 1 would not incur an early repurchase deduction for participating in a repurchase offer that has a valuation date of September 30 of the following year (or anytime thereafter). Shares that are issued pursuant to the Fund’s distribution reinvestment plan and tendered will not be subject to the early repurchase deduction.

Shareholders desiring to tender all or any portion of their Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail it to the Fund’s transfer agent, Alliance Bernstein Investor Services, Inc. (the “Transfer Agent”), or the Shareholder’s financial advisor, as applicable, in the manner provided for in the Letter of Transmittal and set forth in Section 4 “Procedure for Tenders” below or request that your broker, dealer, commercial bank, trust company or other nominee effect the tender for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

IMPORTANT

The Fund makes no recommendation to any Shareholder as to whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares and, if so, the portion of their Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission or the Commodity Futures Trading Commission nor has the Securities and Exchange Commission, the Commodity Futures Trading Commission, or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdictions. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Transfer Agent:

Alliance Bernstein Investor Services, Inc.

Attention: AB Private Lending Fund

8000 IH 10 W, 13th Floor

San Antonio, TX 78230

Tel: +1-800-221-5672

SUMMARY TERM SHEET

This is a summary of the features of the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should read carefully this entire Offer to Purchase and the related Letter of Transmittal.

•

As disclosed in the Fund’s prospectus dated August 7, 2024, as amended and/or supplemented from time to time (the “Prospectus”), the Fund may from time to time offer to repurchase a portion of its outstanding Shares pursuant to written tenders by Shareholders. Accordingly, the Fund is offering to purchase up to 330,214 Shares at a price per Share equal to their net asset value per Share (that is, the value of the Fund’s total assets minus its total liabilities, divided by outstanding Shares) determined as of September 30, 2026 or such later date as may be determined by the Fund if the Offer is extended (the “Valuation Date”). The Shares subject to the Offer represent approximately 5% of the outstanding Shares as of June 30, 2026. The Offer, which begins on September 28, 2026, will remain open until 11:59 p.m., Eastern Time, on October 29, 2026 (the “Expiration Date”). The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

•

All Shares issued on or after October 1, 2025, except for Shares issued pursuant to the Fund’s distribution reinvestment plan (“DRIP”), that are tendered and purchased in the Offer will be subject to a 2% “early repurchase deduction.” See Section 6 “Purchases and Payment”.

•	Shareholders may tender all or a portion of their Shares.

•

If you tender Shares and the Fund purchases those Shares, upon the terms and subject to the conditions of the Offer, the Fund will effect payment in cash for those Shares within five business days of the last date that you may tender Shares for the Offer. The payment date is expected to be November 5, 2026, unless the Offer is extended.

•	Other than the early repurchase deduction described below (if applicable), the Fund does not expect to impose any charges on repurchases of Shares in the Fund.

•

If you tender only a portion of your Shares, you must maintain a minimum account balance of at least $500 based on the Valuation Date net asset value per Share. The Fund reserves the right to purchase all your Shares in the Fund if you tender less than all of your Shares and the number of Shares you tender would cause your account in the Fund to have a value lower than the required minimum balance. Such minimum account balance requirement may be waived by the Fund, in its sole discretion. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

•

If you are a participant in the DRIP and elect to tender your Shares in full, and such full tender is accepted by the Fund, any Shares issued to you under the DRIP subsequent to the Expiration Date will be considered part of your prior tender, and your participation in the DRIP will be terminated as of the Valuation Date. Any distributions to be paid to you on or after the Valuation Date will be paid in cash on the scheduled distribution payment date. Shares that are issued pursuant to the DRIP and tendered shall not be subject to the early repurchase deduction.

•

If you are a participant in the DRIP and elect to tender a portion of your Shares, your participation with respect to your Shares that were tendered and purchased by the Fund will be terminated as of the Valuation Date. Any distributions to be paid to you on or after the Valuation Date from the tendered Shares that are purchased by the Fund will be paid in cash on the scheduled distribution payment date.

•

If the Fund accepts the tender of any of your Shares, your proceeds will be funded from one or more of the following sources: cash flow from operations, borrowings, offering proceeds or the sale of assets.

•

Additional repurchases will be made at such times and on such terms as may be determined by the Board of Trustees of the Fund (the “Board”). AB Private Credit Investors LLC, the Fund’s investment adviser (the “Adviser”), expects that it will generally recommend to the Board that the Fund offer to repurchase a portion of its outstanding Shares four times each year, but the Fund is not required to make any such offer.

•

Following this summary is a formal notice of the Offer, which remains open until the Expiration Date, unless extended. If you elect to tender your Shares, you have the right to change your mind and withdraw your tendered Shares at any time until the Expiration Date or, if such tendered Shares have not been accepted by the Fund, at any time on or after November 24, 2026 (which is 40 business days after commencement of the Offer). If you would like to tender your Shares, you must complete the Letter of Transmittal enclosed with the Offer to Purchase, and return it as instructed in the Letter of Transmittal either (i) to the Transfer Agent, Attention: AB Private Lending Fund, by mail at 8000 IH 10 W, 13th Floor, San Antonio, TX 78230; or (ii) to your financial advisor, as directed. Your properly completed Letter of Transmittal must be received prior to the Expiration Date. If you decide to tender, it is your responsibility to, and the Fund strongly recommends that you do, confirm receipt of your Letter of Transmittal with: (i) the Transfer Agent by calling +1 (800) 221-5672, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 6:00 p.m. (Eastern Time); or (ii) with your financial advisor. All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

•

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Transfer Agent, as specified in the Letter of Transmittal, of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal.

•

The value of your Shares will likely change between the most recent time that the net asset value was calculated and communicated to you and the Valuation Date (the date when the value of your investment will be determined for purposes of calculating the purchase price of your Shares). The most recently calculated price per Share for each class of the Shares is $24.64 as of August 31, 2026.

•	Please note that just as you have the right to withdraw your tender of Shares, the Fund has the right to cancel, amend or postpone this offer at any time on or before the Expiration Date.

•

Shareholders should be aware that, if they tender Shares pursuant to the Offer, they will not be entitled to receive, with respect to tendered Shares that are accepted for repurchase by the Fund, any Fund dividends or distributions with a record date occurring after the Valuation Date.

1. Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to Shareholders. Because there is no secondary trading market for the Shares, the Board has determined, after consideration of various matters, that the Offer is in the best interests of Shareholders in order to provide liquidity for Shares as contemplated in the Prospectus. The Board intends to consider the continued desirability of the Fund making an offer to purchase Shares four times each year, but the Fund is not required to make any such offer.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders who do not tender Shares. Shareholders who retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Fund may result in Shareholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases of Shares are made by new and existing shareholders from time to time, although there can be no assurances that such new or additional purchases will occur.

Shares that are tendered to the Fund in connection with the Offer, if accepted for repurchase, will be repurchased, resulting in a change in the income ratio and an increase in the expense ratios of Shares owned by Shareholders remaining in the Fund (assuming no further issuances of Shares).

2. Offer to Purchase and Price. The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to 330,214 of those outstanding Shares that are properly tendered by, and not withdrawn (in accordance with Section 5 “Withdrawal Rights” below) before, the Expiration Date.

The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of a Share tendered will be its net asset value per Share as of the Valuation Date (less any “early repurchase deduction,” as applicable), payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of the close of business on June 30, 2026, there were 6,604,287 Class I Shares, 0 Class D Shares and 0 Class S Shares outstanding, with a net asset value per share of $24.60 for each of the Class I Shares. The most recently calculated price per Share for each class of the Shares is $24.64 as of August 31, 2026. The value of the Shares tendered by Shareholders likely will change between the most recent time net asset value per Share was calculated and communicated to you and the Valuation Date.

3. Amount of Tender. Subject to the limitations set forth below, Shareholders may tender all or a portion of their Shares. If you tender only a portion of your Shares, you must maintain a minimum account balance of at least $500 based on the Valuation Date net asset value per Share. The Fund reserves the right to purchase all your Shares in the Fund if you tender less than all of your Shares and the number of Shares you tender would cause your account in the Fund to have a value lower than the required minimum balance. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

If less than 330,214 Shares are properly tendered pursuant to the Offer and not withdrawn, the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 “Certain Conditions of the Offer” below. If more than 330,214 Shares are duly tendered to the Fund before the expiration of the Offer and not properly withdrawn, pursuant to Section 5 “Withdrawal Rights” below, the Fund will accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the number of tendered Shares, and there is no repurchase priority for repurchase requests in the case of the death or disability of a Shareholder; provided that the Fund reserves the right in its sole discretion to purchase additional outstanding Shares representing up to 2.0% of the Fund’s outstanding Shares without amending or extending the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The unaccepted portion of any tender of Shares made by a Shareholder pursuant to this Offer shall not be automatically carried forward or given priority in connection with any future tender offer made by the Fund, but any Shareholder that wishes to have the Fund repurchase Shares that were not accepted for repurchase in connection with this Offer may again tender those Shares in connection with, and subject to the terms and conditions of, any future tender offer made by the Fund.

4. Procedure for Tenders. Shareholders wishing to tender Shares pursuant to the Offer must complete and execute the Letter of Transmittal in accordance with the instructions included in the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the specified agent by 11:59 p.m., Eastern Time, on the Expiration Date.

With respect to Shareholders that are required to submit their Letter of Transmittal to the Transfer Agent, submissions may be made by mail to: Alliance Bernstein Investor Services, Inc., Attention: AB Private Lending Fund, 8000 IH 10 W, 13th Floor, San Antonio, TX 78230. The Fund recommends that all documents be submitted by certified mail, return receipt requested.

Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the agent specified in the instructions therein. The delivery of any documents is at the complete risk of the Shareholder tendering Shares, including, but not limited to, the failure to receive any Letter of Transmittal or other document submitted. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and its determination shall be final and binding.

The Fund reserves the absolute right to reject any or all tenders (i) determined by it not to be timely received or in appropriate form or (ii) for which the acceptance of, or payment for, would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder (including, without limitation, the conditions relating to the dates on which Shares must be tendered or withdrawn), and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Board, the Adviser, or any of their agents is obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

By submitting a Letter of Transmittal, and in accordance with the terms and conditions of the Offer, a tendering Shareholder shall be deemed to represent and warrant that: (a) the tendering Shareholder has full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all dividends, distributions, other Shares or other securities or rights declared, paid or distributed in respect of such Shares that are declared, paid or distributed in respect of a record date occurring on or after the Valuation Date (collectively, “Distributions”)); (b) when and to the extent the Fund accepts the Shares for purchase, the Fund will acquire good, marketable and unencumbered title thereto and to all Distributions, free and clear of all liens, restrictions, charges, proxies, encumbrances, conditional sale agreements or other obligations relating to their sale or transfer, and not subject to any adverse claim; (c) on request, the tendering Shareholder will execute and deliver any additional documents deemed by the Transfer Agent or the Fund to be necessary or desirable to complete the sale, assignment and transfer of the tendered Shares (and all Distributions); and (d) the tendering Shareholder has read and agreed to all of the terms of the Offer, including this Offer to Purchase and the Letter of Transmittal.

IF YOU WANT TO TENDER ALL OR A PORTION OF YOUR SHARES, YOU MUST DELIVER THE LETTER OF TRANSMITTAL AND OTHER REQUIRED DOCUMENTS IN ACCORDANCE WITH THE INSTRUCTIONS IN THE LETTER OF TRANSMITTAL. ANY DOCUMENTS DELIVERED TO THE FUND OR ANY OTHER PERSON WILL NOT BE FORWARDED TO THE TRANSFER AGENT AND WILL NOT BE DEEMED TO BE PROPERLY TENDERED.

Return of Unpurchased Shares. If any tendered Shares are not purchased or are properly withdrawn on or prior to the Expiration Date, such Shares will be returned to the tendering Shareholder promptly after the expiration or termination of the Offer or the proper withdrawal of the Shares, without expense to the Shareholder.

5. Withdrawal Rights. Any Shareholder tendering Shares pursuant to this Offer may withdraw tendered Shares at any time until the Expiration Date or, if the Fund has not accepted such tendered Shares, on or after November 24, 2026 (which is 40 business days from the date of commencement of the Offer). A form to use to give notice of withdrawal (the “Notice of Withdrawal”) is enclosed with this Offer to Purchase. Any such request should be made a sufficient time ahead of the Expiration Date to ensure timely delivery. To be effective, any Notice of Withdrawal must be timely received by the Transfer Agent as specified in the instructions to the Notice of Withdrawal. If you tendered your Shares through your broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered until the Expiration Date by following the procedures for tenders described above.

6. Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares.

If a Shareholder tenders Shares and the Fund purchases those Shares, upon the terms and subject to the conditions of the Offer, the Fund will effect payment in cash for those Shares within five business days of the last date that Shareholders may tender Shares for the repurchase offer.

There is no assurance that our Board will exercise its discretion to offer to repurchase Shares or that there will be sufficient funds available to accommodate all of your requests for repurchase. As a result, the Fund may repurchase less than the full amount of Shares that you request to have repurchased. If the Fund does not repurchase the full amount of your Shares that you have requested to be repurchased, or if the Fund determines not to make repurchases of its Shares, you will likely not be able to dispose of your Shares, even if the Fund under-performs.

Other than the early repurchase deduction described below (if applicable), the Fund does not expect to impose any charges on repurchases of Shares in the Fund.

As described in the Prospectus and except as described below, the amount payable to any Shareholder that sells Shares in a repurchase offer that has a valuation date within the 12-month period following the original issue date of such Shares will be reduced by 2% of the aggregate net asset value of such Shares repurchased by the Fund; this reduction is referred to herein as an “early repurchase deduction.” Payment of the early repurchase deduction will be made by reducing the repurchase proceeds. The early repurchase deduction will be retained by the Fund for the benefit of remaining Shareholders. Shares that are issued pursuant to the DRIP and tendered shall not be subject to the early repurchase deduction. In addition, the Fund may waive the early repurchase deduction in respect of repurchase of Shares resulting from the death, divorce or qualified disability of a Shareholder. Shares repurchased will be treated as having been repurchased on a “first in-first out” basis, for purposes of determining whether and to what extent the early repurchase deduction is applicable. Under the “first in-first out” method, the portion of Shares repurchased will be deemed to have been taken from the earliest Shares purchased by such Shareholder, except that in all cases shares issued pursuant to the DRIP will be treated as having been repurchased first.

A Shareholder who tenders some but not all of such Shareholder’s Shares for repurchase will be required to maintain a minimum account balance of $500 in the Fund. Such minimum account balance requirement may be waived by the Fund, in its sole discretion. The Fund reserves the right to purchase all your Shares in the Fund if you tender less than all of your Shares and the number of Shares you tender would cause your account in the Fund to have a value lower than the required minimum balance.

The Fund expects that the purchase price for Shares acquired pursuant to the Offer to Purchase will be derived from cash flow from operations, borrowings, offering proceeds, or the sale of assets. Payment for repurchased Shares may adversely impact the Fund’s liquidity and impair the Fund’s ability to grow the business. In addition, making repurchases may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Fund’s investment-related expenses as a result of higher portfolio turnover rates.

7. Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the Valuation Date may occur after September 30, 2026. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Shares tendered. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

Please note that just as you have the opportunity to withdraw Shares that you have tendered under certain circumstances, the Fund has the right to cancel, amend or postpone the Offer at any time before accepting tendered Shares. The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the Board’s judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated net asset value of the Fund from the estimated net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; or (c) the trustees of the Fund that are not “interested persons” (as defined in the 1940 Act) of the Fund determine that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8. Certain Information About the Fund. The Fund is a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act and is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 405 Colorado Street, Suite 1500, Austin, TX 78701 and the telephone number is (512) 721-2900. The Shares are not traded on any established trading market.

Pursuant to a Subscription Agreement, dated as of May 1, 2024 (the “EFLIC Agreement”), by and between one of the Fund’s Shareholders, Equitable Financial Life Insurance Company (“EFLIC”), and the Fund, which provided for the acquisition of Shares by EFLIC in connection with the seeding of the Fund, EFLIC has agreed not to submit for repurchase or transfer, directly or indirectly, all or any portion of its Shares acquired pursuant to the EFLIC Agreement (or solicit any offers to buy, purchase or otherwise acquire or take a pledge or charge of all or any part of such Shares), except with the Fund’s prior written consent, until the fifth anniversary of the date on which the Fund elected to be regulated as a business development company under the 1940 Act. After such anniversary, the total amount of repurchases of Shares held by EFLIC or its affiliates eligible for repurchase will be limited to no more than 1.67% of the total Shares outstanding per calendar quarter; provided that, if in any quarter the total amount of aggregate repurchase requests of all classes of Shares does not exceed the overall Share repurchase plan limit of 5% of the Shares outstanding per calendar quarter, the repurchase limit on Shares held by EFLIC or its affiliates shall not apply to that quarter, and EFLIC or its affiliates shall be entitled to repurchase up to the overall Share repurchase plan limit.

On November 29, 2024, EFLIC sold its Shares in the Fund to an affiliate, Equitable Financial Services LLC (“EFS”). Pursuant to such sale, EFS agreed to be bound by the same transfer restrictions provided for in the EFLIC Agreement.

This summary does not purport to be complete and is qualified in its entirety by reference to the EFLIC Agreement, a form of which is included as Exhibit (d)(1) to the Issuer Tender Offer Statement on Schedule TO filed by the Fund and is incorporated herein by reference. Shareholders and other interested parties should read the EFLIC Agreement for a more complete description of the provisions summarized above.

Except as previously disclosed by the Fund, including in its Prospectus and its most recently filed quarterly report on Form 10-Q on August 14, 2026, the Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Fund’s intention to accept purchases for Shares from time to time, the DRIP or otherwise in the discretion of the Fund) or the disposition of Shares (except for periodic discretionary solicitations of tender offers); (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund (other than pursuant to borrowing arrangements made in the ordinary course of business); (d) any change in the identity of the investment adviser or trustees of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the trustees, to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the trustees determine may be necessary or appropriate to fund any portion of the purchase price for Shares acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund’s structure or business; or (g) any changes in the Fund’s organizational documents or Prospectus or other actions that may impede the acquisition of control of the Fund by any person.

Except as previously disclosed in the Fund’s filings with the Securities and Exchange Commission (the “SEC”), the Fund does not know of any contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between (i) the Fund, any of the Fund’s executive officers or trustees, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund and (ii) any other person with respect to any securities of the Fund (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

(a)

As of June 30, 2026, the following persons (the named individuals being the trustees and executive officers of the Fund) own the number of Shares indicated in the below table (based on beneficial ownership as defined under Exchange Act Rule 13d-3):

Person	Shares	Percentage of the Fund’s Outstanding Shares
J. Brent Humphries	—	—
Matthew Bass	—	—
John G. Jordan	—	—
Richard S. Pontin	—	—
Terry Sebastian	—	—
Wesley Raper	—	—
Jennifer Friedland	—	—
All directors and officers as a group (7 persons)	—	—
EFS(1)	4,400,000	66.6%
AllianceBernstein L.P.(2)	740,289	11.2%
PM Alpha II DAC(3)	1,129,879	17.1%

(1)

Based upon an Amendment No.5 on Schedule 13G/A filed by EFS and Equitable Holdings, Inc. (“Equitable Holdings”) on August 14, 2026. The business address for each of EFS and Equitable Holdings is 1345 Avenue of the Americas, New York, New York 10105.

(2)

Based upon an Amendment No.4 on Schedule 13G/A filed by AllianceBernstein L.P. (“AB L.P.”), AllianceBernstein International LLC (“ABI”), AllianceBernstein Corporation of Delaware (“ABC”), AllianceBernstein Holdings (Cayman) Ltd (“AB Holdings Cayman”), AllianceBernstein Preferred Limited (“AB Preferred”), Alliance Capital Management LLC (“ACM”) and AB Private Credit Investors LLC (“AB PCI”) on August 14, 2026. 318,709.5 shares of such total shares were acquired solely for investment purposes on behalf of client discretionary investment advisory accounts. The business address for each of AB L.P., ABI, ABC and ACM is 501 Commerce St, Nashville, Tennessee 37203. The business address of AB Holdings Cayman is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The business address of AB Preferred is 60 London Wall, London, England. The business address of AB PCI is 405 Colorado Street, Suite 1500, Austin, Texas 78701.

(3)	Based upon 13G/A filed by PM Alpha II DAC (“PM Alpha”) on August 11, 2026. The business address for PM Alpha is Unit 10 & 11 Cahir Road, Cashel, Ireland E25 WK15.

Based on information available to the Fund, none of the persons listed above intends to tender any of their Shares in the Offer.

(b)

During the past sixty (60) days, the Fund has not issued any Shares to the Adviser, trustees or officers of the Fund. Except as previously disclosed in the Fund’s filings with the SEC, there have been no other transactions in Shares effected during the past sixty (60) days by the Fund, the Adviser, or any trustee or executive officer of the Fund, or any person controlling the Fund or the Adviser.

9. Tender by DRIP Participants. If you are a participant in the DRIP and elect to tender your Shares in full, any Shares issued to you under the DRIP subsequent to the Expiration Date will be considered part of your prior tender, and your participation in the DRIP will be terminated as of the Valuation Date. Any distributions to be paid to you on or after the Valuation Date will be paid in cash on the scheduled distribution payment date.

If you are a participant in the DRIP and elect to tender a portion of your Shares, your participation with respect to your Shares that were tendered and purchased by the Fund will be terminated as of the Valuation Date. For the avoidance of doubt, your participation in the DRIP with respect to the Shares that were tendered and purchased by the Fund will be terminated as of the Valuation Date. Any distributions to be paid to you on or after the Valuation Date from the tendered Shares that are purchased by the Fund will be paid in cash on the scheduled distribution payment date.

10. Certain Federal Income Tax Consequences. The following discussion is a general summary of the U.S. federal income tax consequences of the purchase of Shares by the Fund from Shareholders pursuant to the Offer. This summary is based on U.S. federal income tax law as of the date hereof, including the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, Internal Revenue Service (“IRS”) rulings, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below, and the Fund has not obtained, nor does the Fund intend to obtain, a ruling from the IRS or an opinion of counsel with respect to any of the consequences described below. For more detailed information regarding tax considerations applicable to a purchase of Shares by the Fund pursuant to the Offer, and ownership of Shares of the Fund in general, see the Fund’s Prospectus. Shareholders should also consult their own tax advisers regarding their particular situation and the potential tax consequences of a purchase of their Shares by the Fund pursuant to the Offer, including but not limited to potential state, local and foreign taxation, as well as any applicable transfer taxes.

Except where noted, this discussion deals only with Shares held as capital assets and does not deal with all tax consequences that may be relevant to Shareholders in light of their particular circumstances or to Shareholders subject to special tax rules (including, without limitation, partnerships or other pass-through entities (and investors therein), dealers or traders in securities, financial institutions, tax-exempt organizations, insurance companies, U.S. expatriates, persons liable for the alternative minimum tax, persons holding Shares as a part of a hedging, conversion or constructive sale transaction or straddle, nonresident alien individuals present in the United States for more than 182 days during the taxable year in which their Shares are repurchased pursuant to the Offer or U.S. Shareholders (as defined below) whose functional currency is not the U.S. dollar). In addition, this discussion does not address any considerations in respect of any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the Treasury regulations promulgated thereunder and intergovernmental agreements entered into in connection therewith).

As used herein, the term “U.S. Shareholder” refers to a Shareholder who is (i) an individual citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of the source of such income, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. The term “Non-U.S. Shareholder” refers to a Shareholder who is an individual, corporation, estate or trust and is not a U.S. Shareholder. Except for the discussion under “Non-U.S. Shareholders” and “Backup Withholding,” the following discussion is limited to U.S. Shareholders.

Sale or Exchange of Shares. Under Section 302(b) of the Code, a Shareholder whose Shares are repurchased pursuant to the Offer generally will be treated as having sold the Shares and will recognize gain or loss for U.S. federal income tax purposes, so long as either (a) such Shareholder tenders, and the Fund repurchases, all of such Shareholder’s Shares (i.e., reduces such Shareholder’s percentage ownership of the Fund to 0%), (b) such Shareholder meets numerical safe harbors with respect to percentage voting interest and reduction in ownership of the Fund following the completion of the Offer, or (c) the tender otherwise results in a distribution that is “not essentially equivalent to a dividend,” which determination depends on a Shareholder’s particular facts and circumstances, including the initial size of and extent to which a Shareholder’s ownership percentage interest in the Fund is reduced. For these purposes, a Shareholder’s ownership of the Fund is determined after applying the ownership attribution rules under Section 318 of the Code. The gain or loss recognized by a Shareholder in such case generally will equal the difference between the price paid by the Fund for the Shares pursuant to the Offer and the Shareholder’s adjusted tax basis in the Shares sold. A tendering Shareholder’s gain or loss will generally be a capital gain or loss. A capital gain or loss will generally be treated as a long-term capital gain or loss if the Shares have been held for more than one year and as a short-term capital gain or loss if the Shares have been held for one year or less. The maximum U.S. federal income tax rate applicable to capital gains recognized by a non-corporate Shareholder is currently (i) the same as the applicable ordinary income rate for short-term capital gains and (ii) 20% for long-term capital gains. In addition, the Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, estates and trusts to the extent their income exceeds certain threshold amounts. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the Fund of net investment income and capital gains, and (ii) any net gain from the sale, exchange or other taxable disposition of the Shares.

In the event that a tendering Shareholder’s ownership (or deemed ownership under Section 318 of the Code) of Shares of the Fund is not reduced to the extent required under the tests described above, such Shareholder would generally be deemed to receive a distribution from the Fund under Section 301 of the Code with respect to the Shares held by the Shareholder after the tender (a “Section 301 distribution”). Such distribution, which would equal the price paid by the Fund to such Shareholder for the Shares sold, would be taxable as a dividend to the extent of the Fund’s current and/or accumulated earnings and profits allocable to such distribution, with the excess treated as a return of capital reducing the Shareholder’s tax basis in the Shares, and thereafter as capital gain. If any amounts received by a Shareholder are treated as a dividend, the tax basis (after any adjustment for a return of capital) in the Shares sold pursuant to the Offer will generally be transferred to any remaining Shares held by the Shareholder. It is not expected that any amount treated as a dividend will be eligible for the dividends received deduction allowed to corporations or for the reduced U.S. federal income tax rates that are currently imposed on certain “qualified dividend income” received by non-corporate Shareholders.

Provided that no tendering Shareholder is treated as receiving a Section 301 distribution as a result of the Offer, Shareholders whose percentage ownership of the Fund increases as a result of the Offer will not be treated as realizing constructive distributions by virtue of that increase. In the event that any tendering Shareholder is deemed to receive a Section 301 distribution as a result of the Offer, it is possible that Shareholders whose percentage ownership of the Fund increases as a result of the Offer, including Shareholders who do not tender any Shares pursuant to the Offer, may be deemed to receive a constructive distribution under Section 305(c) of the Code in an amount determined by the increase in their percentage ownership of the Fund as a result of the Offer. Any such constructive distribution would be treated as a dividend to the extent of the Fund’s current and/or accumulated earnings and profits allocable to it.

Under the “wash sale” rules under the Code, provided the tender of Shares pursuant to the Offer is treated as a sale or exchange (and not a distribution as described above), loss recognized on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent the Shareholder acquires, or enters into a contract or option to acquire, other Shares of the Fund (whether through automatic reinvestment of dividends or otherwise) or substantially identical stock or securities within 30 days before or after the date the tendered Shares are purchased pursuant to the Offer. In that event, the basis and holding period of the Shares (or substantially identical stock or securities) acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Shareholder on the sale of

Shares held by the Shareholder for six months or less will be treated for U.S. federal income tax purposes as a long-term capital loss to the extent of any distributions or deemed distributions of long-term capital gains received by the Shareholder with respect to such Shares. A Shareholder’s ability to utilize capital losses may be limited under the Code.

Non-U.S. Shareholders. Generally, if a Non-U.S. Shareholder’s sale of Shares pursuant to the Offer is respected as a sale or exchange for U.S. federal income tax purposes pursuant to Section 302(b) of the Code (as discussed above), any gain realized by the Non-U.S. Shareholder will not be subject to U.S. federal income tax or to any U.S. tax withholding, provided that such gain is not effectively connected with a trade or business carried on in the United States by the Non-U.S. Shareholder. If, however, all or a portion of the proceeds received by a tendering Non-U.S. Shareholder is treated for U.S. federal income tax purposes as a distribution by the Fund that is a dividend, or if a Non-U.S. Shareholder is otherwise treated as receiving a deemed distribution that is a dividend by reason of the Shareholder’s increase in its percentage ownership of the Fund resulting from other Shareholders’ sale of Shares pursuant to the Offer, and, as discussed in greater detail in the Fund’s Prospectus, absent a statutory exemption (for example, the exemption for any “capital gain dividend,” “interest-related dividend,” or “short-term capital gain dividend”), the dividend received or deemed received by the Non-U.S. Shareholder will be subject to a U.S. withholding tax of 30% (or an applicable lower treaty rate). Such withholding will not apply, however, if the dividend income is effectively connected with a trade or business carried on in the United States by the Non-U.S. Shareholder and the Non-U.S. Shareholder complies with applicable certification requirements (generally, by furnishing an IRS Form W-8ECI). If any gain or dividend income realized in connection with the tender of Shares by a Non-U.S. Shareholder is effectively connected with a trade or business carried on in the United States by the Non-U.S. Shareholder, such gain or dividend will generally be taxed at the regular rates applicable to U.S. Shareholders. In addition, if the Non-U.S. Shareholder is a non-U.S. corporation, it may be subject to a branch profits tax of 30% (or an applicable lower treaty rate) on its effectively connected income. In order to qualify for an exemption from withholding for effectively connected income or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding (as discussed below), a Non-U.S. Shareholder must comply with special certification and filing requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8ECI, W-8BEN or W-8BEN-E, as applicable, or any substitute form). Because an applicable withholding agent may not be able to determine if a particular Non-U.S. Shareholder qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code, such agent may withhold U.S. federal income tax equal to 30% of the gross payments payable to a Non-U.S. Shareholder unless the agent determines that an exemption or a reduced rate of withholding is available as discussed above.

However, a Non-U.S. Shareholder may be eligible to obtain a refund of all or a portion of any tax withheld if such Non-U.S. Shareholder establishes that it qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code or is otherwise able to establish that no tax or a reduced amount of tax is due. See the section of the Fund’s Prospectus entitled “Certain U.S. Federal Income Tax Considerations-Foreign Shareholders” for further information concerning the taxation of Non-U.S. Shareholders. Non-U.S. Shareholders are urged to consult their tax advisors regarding the application of U.S. federal income tax rules, including withholding, to their tender of Shares.

Backup Withholding. The Fund generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and redemption proceeds paid to any U.S. Shareholder who fails to properly furnish the Fund with a correct taxpayer identification number and a certification that such Shareholder is not subject to backup withholding (generally, through the provision of a properly executed IRS Form W-9). A Non-U.S. Shareholder generally can establish an exemption from backup withholding by certifying as to its foreign status (generally, through the provision of a properly executed IRS Form W-8BEN, W-8BEN-E or other applicable Form W-8).

Shareholders should provide the Fund with a completed IRS Form W-9, W-8BEN or W-8BEN-E, as applicable, or other appropriate form in order to avoid backup withholding on the payment they receive from the Fund regardless of how they are taxed with respect to their tendered Shares. Backup withholding is not an additional tax and any amount withheld may be credited against a Shareholder’s U.S. federal income tax liability, and may entitle the Shareholder to a refund, provided in each case that the appropriate information is timely furnished to the IRS.

Other Tax Consequences. The Fund’s purchase of Shares in the Offer may directly result in, or contribute to a subsequent, limitation on the Fund’s ability to use capital loss carryforwards to offset future gains. Therefore, in certain circumstances, Shareholders who remain Shareholders following completion of the Offer may pay taxes sooner, or pay more taxes, than they would have had the Offer not occurred.

Payments for repurchased Shares may require the Fund to liquidate all or a portion of its portfolio holdings. Such action could give rise to increased taxable distributions to Shareholders, including distributions of ordinary income or short-term capital gains taxable to individuals as ordinary income.

Under Treasury Regulations directed at tax shelter activity, if a Shareholder recognizes a loss of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder, such Shareholder must file with the IRS a disclosure statement on Form 8886. Direct holders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, Shareholders of a regulated investment company (“RIC”), such as the Fund, are not excepted. Future guidance may extend the current exception from this reporting requirement to Shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper.

Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their disposition of Shares pursuant to the Offer.

11. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made.

The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained by contacting the Transfer Agent at +1 (800) 221-5672, or from the SEC’s internet web site, http://www.sec.gov.

Financial Statements

The audited annual financial statements of the Fund as of December 31, 2025 filed with the SEC on EDGAR on March 25, 2026 and the unaudited financial statements of the Fund as of March 31, 2026 and June 30, 2026 filed with the SEC on EDGAR on May 15, 2026, and August 14, 2026, are incorporated herein by reference. The Fund will prepare and make available to the Shareholders the audited annual financial statements of the Fund within 90 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

The Fund is a public reporting company under Section 13(a) of the Exchange Act and files its reports electronically on the EDGAR system.

Reports and other information about the Fund are available on the EDGAR Database on the SEC’s internet site (www.sec.gov), and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.